UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pacific Coast Oil Trust
Full Name of Registrant

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 601 Travis Street, 16th Floor
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K of Pacific Coast Oil Trust (the “Trust”) filed on October 10, 2019, on October 4, 2019 PricewaterhouseCoopers LLP (“PwC”) resigned as the independent registered public accounting firm of the Trust.  As previously disclosed, NewBridge Resources Pacific LLC, which is wholly owned by NewBridge Resources Group LLC, which is owned 50% by Scott Y. Wood and 50% by K4 Oil LLC, recently acquired Pacific Coast Energy Holdings LLC (“PCEH”).  PCEH is the sole member of the general partner of Pacific Coast Energy Company, LP (“PCEC”), which is the sponsor of the Trust.  PCEC, which owns the oil and natural gas properties in which the Trust owns certain net profits and royalty interests conveyed by PCEC, provides to the Trust such accounting, bookkeeping and informational services and other services necessary for the preparation of the reports the Trust is required to file with the Securities and Exchange Commission (the “SEC”).  PwC informed The Bank of New York Mellon Trust Company, N.A., the Trustee of the Trust (the “Trustee”) that its resignation was the result of the change of ownership of PCEH. The Trustee understands that Mr. Wood was affiliated with, and may have been an executive officer of, ERG Intermediate Holdings, LLC, which filed for bankruptcy protection in 2015.

Although the Trustee has commenced a search for a successor independent registered public accounting firm, the Trustee has not yet identified a suitable successor.  As the Trust has not yet appointed a successor independent registered public accounting firm, the Trust is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 with the SEC within the prescribed time period without unreasonable effort or expense.

PCEC has informed the Trustee that, as permitted by the conveyances to the Trust, PCEC intends to begin deducting estimated future plugging and abandonment costs from the amounts otherwise payable to the Trust under its Net Profits Interest.  PCEC has advised the Trustee that PCEC expects to begin these deductions in January 2020.

PCEC has informed the Trustee that its current undiscounted estimate of total future amount of plugging and abandonment costs attributable to the Trust is approximately $56.7 million, net of estimated equipment salvage value.  As described in the Trust’s filings with the SEC, PCEC has the right to deduct all costs accrued for future plugging and abandonment of any well or facility (provided that such amounts shall not be included as deductions in subsequent periods) in calculating its payments to the Trust under the Net Profits Interest.  PCEC has not yet provided the Trust with the amount PCEC expects to accrue for these costs.  Although the Trustee expects the amount to be less than $56.7 million, the amount is nevertheless expected to be a material amount and may not be significantly less than $56.7 million. Further, PCEC’s estimate of the total future amount of plugging and abandonment costs, as well as the amount PCEC accrues for the estimated future costs, may change from time to time. In any case, the amount of PCEC has estimated appears likely to eliminate the likelihood of significant payments to the Trust under its Net Profits Interest beginning in January 2020. PCEC has not yet informed the Trustee whether PCEC intends to deduct up to a specific amount each month, or intends to deduct an amount equal to the amount otherwise payable to the Trust.

PCEC is not allowed to deduct estimated future plugging and abandonment costs in calculating payments under the Trust’s Royalty Interest, but such payments (which are likely to terminate completely in 2020) are relatively insignificant and they are unlikely to result in any future distributions.

As described in more detail in the Trust’s filings with the SEC, the Trust will terminate if the annual cash received by the Trust from the Net Profits Interest and Royalty Interest total less than $2.0 million for each of any two consecutive calendar years, which appears to be likely to occur in 2020 and 2021.  The Trust may also be terminated by other events as described in the Trust’s filings with the SEC.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sarah Newell	512	236-6531
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust estimates that income from the 80% net profits interest was approximately $3.1 million in the third quarter of 2019 compared to approximately $4.7 million in the third quarter of 2018, a decrease of approximately $1.6 million, or 34.0%; income from the 7.5% overriding royalty interest was approximately $275 thousand in the third quarter of 2019 compared to approximately $212 thousand in the third quarter of 2018, an increase of approximately $63 thousand, or 29.7%; total income was approximately $3.4 million in the third quarter of 2019 compared to approximately $4.9 million in the third quarter of 2018, a decrease of approximately $1.5 million or 30.6%; and Distributable Income was approximately $2.8 million in the third quarter of 2019 compared to approximately $4.5 million in the third quarter of 2018, a decrease of approximately $1.7 million, or 37.8%.

The Trust estimates that income from the 80% net profits interest was approximately $8.7 million in the nine months ended September 30, 2019 compared to approximately $10.5 million in the 2018 period, a decrease of approximately $1.8 million, or 17.1%; income from the 7.5% overriding royalty interest was approximately $798 thousand in the nine months ended September 30, 2019 compared to approximately $569 thousand in the 2018 period, an increase of approximately $229 thousand, or 40.2%; total income was approximately $9.5 million in the nine months ended September 30, 2019 compared to approximately $11.1 million in the 2018 period, a decrease of approximately $1.6 million or 14.4%; and Distributable Income was approximately $7.6 million in the nine months ended September 30, 2019 compared to approximately $9.3 million in the 2018 period, a decrease of approximately $1.7 million, or 18.3%.

Cautionary Statement Regarding Forward-Looking Information

This report contains statements that are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report, other than statements of historical facts, are “forward-looking statements” for purposes of these provisions. These forward-looking statements include PCEC’s estimate of future plugging and abandonment costs, the date that PCEC will begin those deductions, and estimates of the Trust’s net profits interest income, royalty income and distributable income for the three and nine months ended September 30, 2019. In any case, PCEC’s deductions of estimated future plugging and abandonment costs will have a material adverse effect on distributions to the unitholders and on the trading price of the Trust units, and may result in the termination of the Trust. The Trust’s ability to make any distribution is based, in part, on the amount of cash received or expected to be received by the Trust from PCEC with respect to the relevant period. Any differences in actual cash receipts by the Trust could affect this distributable amount. The amount of such cash received or expected to be received by the Trust (and its ability to pay distributions) has been and will be significantly and negatively affected by prevailing low commodity prices, which have declined significantly, could decline further and could remain low for an extended period of time. PCEC’s deductions of estimated future plugging and abandonment costs will have a further material adverse effect on distributions to the unitholders. Other important factors that could cause actual results to differ materially include expenses of the Trust and reserves for other anticipated future expenses. Statements made in this report are qualified by the cautionary statements made in this report. Neither PCEC nor the Trustee intends, and neither assumes any obligation, to update any of the statements included in this press release. An investment in units issued by Pacific Coast Oil Trust is subject to the risks described in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 8, 2019, and if applicable, the Trust’s subsequent Quarterly Reports on Form 10-Q. The Trust’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q are available over the Internet at the SEC’s website at http://www.sec.gov.

Pacific Coast Oil Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2019	By	/s/ Sarah Newell
Sarah Newell
Vice President
The Bank of New York Mellon Trust Company, N.A., as Trustee of Pacific Coast Oil Trust

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).